July 2, 2026

Matthew Angel
Chief Executive Officer
Tempest Therapeutics, Inc.
2000 Sierra Point Parkway, Suite 400
Brisbane, CA 94005

        Re: Tempest Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed June 26, 2026
            File No. 333-297061
Dear Matthew Angel:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Michael J. Minahan, Esq.